LATHAM & WATKINS

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05007026

29 March 2005

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America


RECD S.E.C.
APR 1 2005

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara strengthens its position in Asia* dated March 29, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosures


PROCESSED
APR 07 2005
THOMSON
FINANCIAL





Yara strengthens its position in Asia

Oslo (2005-03-29): Yara has signed an agreement with the owners of the new, world scale ammonia plant on the Burrup Peninsula in Western Australia, acquiring a 30 percent stake in Burrup Holdings Pty Ltd. The acquisition further strengthens Yara's position in Asia and Oceania.

"With Burrup we have found an excellent strategic fit, including sound economics based on a competitive natural gas price and future development opportunities. We believe that this new alliance will serve to further strengthen Yara's position in Asia and Oceania," says President and CEO at Yara International, Thorleif Enger.

The ammonia plant, still under construction on the Burrup Peninsula, is the first chemical processing facility based on gas from the Australian North West continental shelf. The plant is world scale with a capacity of 760,000 tonnes per year and is expected to start production in the second half of this year.

The agreement and acquisition of shares in Burrup confirms Yara's position as the market leader in the fertilizer industry and represents an important step for Yara in further strengthening its global market position within ammonia, the key building block for downstream processing into nitrogen fertilizers and civil explosives. The fertilizer and nitrogen chemicals markets in Asia are large and growing more rapidly than the world average. In 2002, Yara entered into a long-term agreement with Burrup to market and sell 100% of the production from the new plant. In 2004, Yara expanded its ammonia shipping capacity with the addition of two new 60,000 cubic meter vessels that will be particularly well suited for trade in and to Asia.

"As a part of this deal we have secured an option to participate in a possible development of a second plant, currently being assessed by Burrup, which could involve ammonium nitrate and urea. This option includes agreements to supply key technology and to be responsible for the marketing. The timing of possible new projects will depend on the development of the market balance for the respective products," says Thorleif Enger.

The final transaction is subject to approval from Australian authorities.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong

LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES

Boston
Brussels
Chicago
Frankfurt
Hamburg
Hong Kong
London
Los Angeles
Milan
Moscow
New Jersey
New York
Northern Virginia
Orange County
Paris
San Diego
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

File No. 082-34770

29 March 2005

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara strengthens its position in Asia* dated March 29, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,



Tom Murphy
LATHAM & WATKINS

Enclosures